2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

January 8, 2010

VIA EDGAR AND VIA FACSIMILE (202) 772-9204

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Registration Statement on Form S-3 (No. 333-161552) of Flotek Industries, Inc.

Ladies and Gentlemen:

On behalf of Flotek Industries, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 11:00 a.m., Washington, D.C. time, on Tuesday, January 12, 2010, or as soon thereafter as practicable. The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

FLOTEK INDUSTRIES, INC.

By:	/s/ Jesse E. Neyman
Name:	Jesse E. Neyman
Title:	Executive Vice President, Finance and Strategic Planning